United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

Press Release

Vale obtains environmental license for S11D

Rio de Janeiro, June 27, 2012 — Vale S.A. (Vale) informs that it has obtained the preliminary environmental license (LP) to the iron ore project Carajás S11D (S11D), issued by the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (IBAMA). The LP is part of the project’s first phase of licensing and attests its environmental feasibility.

The dimensions of S11D

S11D is the largest project in Vale’s history and also in the iron ore industry, being our major lever for production capacity growth and for maintaining Vale’s undisputed leadership in the global market in terms of volume, cost and quality. Located in the southern range of Carajás, in the state of Pará, Brazil, with an estimated capex of US$ 8.039 billion for the development of mine and processing plant, the project has a nominal capacity of 90 million metric tons per year (Mtpy) of iron ore with an average ferrous content of 66.48% and low concentration of impurities. Operations are expected to start in the second half of 2016.

S11D will require investments in logistics infrastructure — in the Carajás railroad and the Ponta da Madeira maritime terminal — estimated at US$ 11.4 billion, which will allow them, after the conclusion, to handle 230 Mtpy of iron ore.

For illustrative purposes, Carajás reached annual production of 90 Mt in 2007, 22 years after the beginning of operations.

Technology innovation and sustainability

Consistent with the objective with long-term sustainable value creation, we developed technological solutions focused on environmental protection, with more efficient use of natural resources and reduction of pollutants emission.

With the use of the truckless mining concept, off-the-road trucks will be replaced by a structure composed of excavators and mobile crushers that will extract the iron ore and feed the conveyor belts that will transport it to the beneficiation plant.

The processing of iron ore using its natural moisture (dry process) is another technology that will mitigate the environmental impacts. This technique eliminates the generation of tailings with the maximum use of ore, since the finest feeds, which would be lost in the conventional process, are within the final product.

Once the S11D mine and plant are operating, there will be decreases of 93% and 77% of water and fuel consumption, respectively, allowing for a 50% cut in greenhouse gases emissions, when compared to conventional methods. The dry process will also reduce electricity consumption of 18,000 MW per year and eliminate the need of tailings dam, minimizing the interference in native environments.

Strategic rationale: significant shareholder value creation through the cycles

Carajás offers the best iron ore growth platform in the world, combining substantial proven and probable reserves, 4.239 billion metric tons, and low operational cost resulting from the high quality mineral deposit and the efficient long haul logistics system(1).

The S11D project will establish the basis for building new platforms of value creation through the future development of low investment cost brownfield projects, sustaining the leadership of Vale in the iron ore global market.

Carajás high quality iron ore has lower operating costs and higher value-in-use for the steel industry, because it implies higher productivity, lower fuel consumption and carbon emissions, which magnifies the sensitivity of global demand to the expansion of the metal production and contributes to sustainability throughout the supply chain. At the same time, with the progressive impoverishment of the iron ore quality throughout the world, the demand for high quality minerals tends to grow to meet increased blending needs, which make them less sensitive to the effects of economic recessions.

The increase in production of high quality iron ore is in line with Vale’s growth and value creation strategy based on a world class asset platform, active portfolio management and discipline in capital allocation.

The next step in the environmental licensing process is the installation license (LI), which will enable the start of the plant construction.

(1) Carajás, including Serra Sul where S11D is located, has proven and probable reserves of 7.383 billion metric tons, being 17.165 billion metric tons the total proven and probable reserves of iron ore of Vale.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Rafael Rondinelli: rafael.rondinelli@vale.com

Samantha Pons: samantha.pons@vale.com

Thomaz Freire: thomaz.freire@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: June 27, 2012		Roberto Castello Branco
Director of Investor Relations

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